EXHIBIT 12

VERSO PAPER HOLDINGS LLC

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Three Months Ended March 31,		Year Ended December 31,
(Dollars in millions)	2015	2014	2014	2013	2012	2011	2010
Earnings (Loss):
Net loss	$(122)	$(91)	$(356)	$(111)	$(166)	$(123)	$(126)
Amortization of capitalized interest	—	—	1	—	—	—	—
Capitalized interest	—	(1)	(2)	(1)	(3)	(3)	(1)
Fixed charges (below)	67	36	148	143	134	128	126

Loss adjusted for fixed charges	$(55)	$(56)	$(209)	$31	$(35)	$2	$(1)

Fixed charges:
Interest expense	$66	$34	$144	$139	$128	$122	$123
Capitalized interest	—	1	2	1	3	3	1
Portion of rent expense representative of interest	1	1	2	3	$3	3	2

Total fixed charges	$67	$36	$148	$143	$134	$128	$126

Coverage deficiency	$122	$92	$357	$112	$169	$126	$127